Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

For immediate release

2 June 2021

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Posting of Notice of Annual General Meeting

The Company announces that a letter to Shareholders has been posted advising that the Notice of Annual General Meeting has been made available on the Company’s website: https://ir.tizianalifesciences.com/shareholder-services/annual-general-meeting

The AGM is to be held on 25 June 2021 at 10.00 am BST.

As we expect restrictions on personal movement to still be in place due to Covid-19, we are utilising provisions in our articles of association to facilitate the holding of the meeting on an electronic platform. Accordingly, this year’s AGM will be an electronic meeting only. All voting at the resolutions at the AGM will be conducted on a poll which means that you should submit your proxy (by post, email or online voting) as soon as possible. We ask that all question which shareholders wish to raise be submitted to info@tizianalifesciences.com in advance.

The platform that we will be using will allow shareholders the option to submit a separate poll card at the electronic meeting but, to ease administration, we request that proxies be lodged in advance wherever possible.

Full details of the operation and arrangements for the AGM are set out in the Notice of AGM.

End

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder

+44 (0)20 7495 2379

United States:

Investors:

Dave Gentry, CEO

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

or

407-491-4498

dave@redchip.com